

Mail Stop 4561

April 4, 2006

C. Keith Swaney
President, Chief Operating Officer and Treasurer
PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139

> **Re: PVF Capital Corp**
> **Form 10-K for the Fiscal Year Ended June 30, 2005**
> **Forms 10-Q for the Fiscal Quarters Ended December 31, 2005 and**
> **September 30, 2005**
> **File No. 0-24948**

Dear Mr. Swaney:

We have reviewed the responses in your letter filed on March 6, 2006 and have the following additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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10-K for the Fiscal Year Ended June 30, 2005

Item 1. Business, page 1

Non-Performing Loans and Other Problem Assets, page 6

1.   We note your response to comments 1 and 2 of our letter dated February 23, 2006. Please tell us and in future filings disclose how you determined that the allowance for loan losses is adequate to absorb probable losses on these loans. In your analysis, describe your process for evaluating the underlying collateral, including how you consider the impact of the elongated foreclosure process, potentially vacant and not well-maintained real estate, and poor local economic conditions. Please show us in your supplemental response what the revisions will look like in future filings.

2.   In light of the significant amount of loans more than 365 days past due, please tell us and in future filings please disclose the following:

- the duration (e.g. weighted average length of time past due) of past due status for the significant categories of impaired loans;
- the extent to which the foreclosure process has been initiated for these loans; and
- the expected amount of time between the initiation of the foreclosure process or other court proceedings and the point at which loans are collected, transferred to Real Estate Owned, or charged-off.

                              *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3449 if you any questions.

                                                        Sincerely,

                                                        Joyce Sweeney
                                                        Accounting Branch Chief